September 16, 2019

Via E-mail
John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
8901 E. Mountain View Road
Suite 150
Scottsdale, AZ 85258

       Re:    CaliberCos Inc.
              Amendment No. 1 to Offering Statement on Form 1-A
              Filed August 19, 2019
              File No. 024-11016

Dear Mr. Loeffler:

       We have reviewed your amended offering statement and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2019 letter.

General

1. We note that you are conducting this offering on a best-efforts basis and that your officers and directors may participate in the sales process, relying on Rule 3a4-1. We also note that certain of your officers and directors are selling shareholders in the offering. Please disclose how such officers/directors will determine whether any sale is for the benefit of the company or for the account of the selling shareholder. Please similarly explain how investors will know if they are purchasing shares directly from the company or from the officers/directors as selling shareholders.
 John C. Loeffler, II
CaliberCos Inc.
September 16, 2019
Page 2

Dilution, page 23

2. Please tell us your basis for including pro forma adjustments such as the conversion of debt to equity and reduction of the share buyback liability in your dilution table.

3. Please revise the net tangible book value per share prior to offering to reflect the net tangible book value as of December 31, 2018, which appears to be ($0.72) based upon the amounts disclosed in this table, and also revise the increase per share attributable to new investors accordingly.

Security Ownership of Management and Certain Securityholders and Selling Securityholders, page 54

4. Please revise to include a row at the bottom of the table to provide the total number of securities being offered for the account of all securityholders. Please note that based on our calculation, the total of the column "Common Stock Offered for Sale" currently exceeds the amount offered by selling securityholders as disclosed on the cover page.

Exhibit 2.2 Bylaws

5.      We note your response to comment 1 of our letter. Please revise section
4.4 of your
        bylaws to clearly state that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act.

Exhibit 4.1 Subscription Agreement

6. We note section 7 of your Subscription Agreement contains a provision regarding waiver of a jury trial. Please revise your offering statement to:

        Further describe the jury trial provision, including related risks, and explain how it will impact your investors;

        Describe any questions as to enforceability under federal and state law;

        Clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

        To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company s compliance with the federal securities laws and the rules and regulations thereunder; and

        Clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.
 John C. Loeffler, II
CaliberCos Inc.
September 16, 2019
Page 3


7. Section 7 of your Subscription Agreement provides that each of the parties to the agreement "has reviewed this waiver with its legal counsel" and "knowingly and voluntarily waives its jury trial rights following consultation with legal counsel." This language appears to operate as a waiver and is inconsistent with Section 14 of the
       Securities Act. Please remove the referenced language.

        You may contact Kristi Marrone at (202)551-3429 or Kevin Woody, Accounting Branch
Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at
(202)551-3215
with any other questions.


                                                             Sincerely,

                                                             /s/ Kim McManus

                                                             Kim McManus
                                                             Senior Counsel
                                                             Office of Real
Estate and
                                                             Commodities
cc: Thomas Poletti, Esq. (via e-mail)